Exhibit 99.148

TORQUE ESPORTS ANNOUNCES NASDAQ APPLICATION

TORONTO, ON, June 4, 2020 – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque”) today announced that it has submitted an application to list its common shares on the NASDAQ Capital Market (“NASDAQ”) and plans to file a Form 40-F Registration Statement with the U.S. Securities and Exchange Commission (“SEC”) in advance of the listing on NASDAQ.

The listing of Torque’s shares on NASDAQ will be subject to a number of regulatory requirements, including registration of its common shares with the SEC and a determination by the NASDAQ that Torque has satisfied all applicable listing requirements. Subject to approval for listing, the common shares will continue to trade on the TSX Venture Exchange (TSXV) under the ticker symbol “GAME” and in the US OTC-QB under the ticker symbol “MLLLF”.

A NASDAQ trading date will be made public once all regulatory formalities are satisfied. In connection with the NASDAQ application, at its July 15, 2020 annual general and special shareholder meeting, Torque plans to seek shareholder approval to change its name to “Engine Media Holdings, Inc.” Torque also plans to seek shareholder approval for a consolidation of its shares, in the event that consolidation is needed to meet NASDAQ’s minimum bid condition for listing on NASDAQ. Torque is proposing to consolidate its issued and outstanding common shares on the basis of one (1) post-consolidation common share for up to a maximum of fifteen (15) pre-consolidation common shares or such other consolidation ratio that the board of directors of Torque deems appropriate provided that such ratio shall not be greater than one (1) post-consolidation common share for up to a maximum of fifteen (15) pre-consolidation common shares. Additional information relating to the proposed name change and consolidation will be included in the management information circular of Torque to be mailed out to shareholders and which will be made available on Torque’s SEDAR profile at www.sedar.com.

Approval by Torque’s shareholders of the consolidation resolution does not mean that a consolidation will happen. Rather it affords Torque’s board of directors the right to implement one should they feel that it is in the best interest of Torque and of its shareholders with respect to Torque’s application for listing of its common shares on the NASDAQ market. There are currently 112,632,323 Common Shares issued and outstanding. Should a full 15 for 1 Consolidation be approved by Shareholders and ultimately implemented by the Company’s board of directors, it is expected there will be approximately 7,508,820 post-consolidation common shares in the capital of Torque issued and outstanding.

The consolidation and name change are both subject to shareholder and regulatory approval, including the approval of the TSX Venture Exchange.

“In the past 12 months, Torque has experienced exponential growth in the scope and geographic footprint of its operations. Given our continued plans for expansion, we wanted to make sure that our access to investors keeps pace with the underlying growth of our business,” said Lou Schwartz, Torque’s Co-CEO. “In this regard, we see a NASDAQ listing as a natural and important next step in growing our capital base and supporting our current and future investors. Finally, we believe the ‘Engine’ name will better reflect the dynamic nature of our operations.”

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More About Torque Esports

Torque is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology platforms and monetization services. To date, Torque’s combined companies have clients comprising more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

Torque Esports brands and businesses include UMG, Stream Hatchet, Eden Games, IDEAS + CARS, The-Race.com, WTF1 and Allinsports - for more information visit: www.torqueesport.com; Frankly and its wholly-owned subsidiary Frankly Media LLC, which provides a complete suite of online content and monetization solutions - for more information visit: www.franklymedia.com; and WinView, Inc., a Silicon Valley-based company, a pioneer in mobile gaming and interactive second screen viewing and the owner of a portfolio of foundational patents in the field of interactive media - for more information visit: www.winview.tv.

For more information, visit www.torqueesport.com

Cautionary Statement on Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements relating to the Torque’s filing of a listing application with NASDAQ and its plans to file a Form 40-F with the United States Securities and Exchange Commission and any regulatory or other approvals required in connection therewith, Torque’s expectations for growth in its operations and business and Torque’s plans for submission of resolutions for shareholder approval. In respect of the forward-looking information contained herein, Torque has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to obtaining required regulatory approvals. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information: Lou Schwartz (Co-CEO): 212-931-1200

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